Exhibit 99.4

Partners: Wilbert NEO, Joyce S.C. NG,
Arthur J. CHAN, Kelvin K.H. SIU
Consultant: Robert T.Y. SIT
Registered Foreign Lawyer: Henry T.H. SIT

Your reference:

Our reference: WN23014

21 March 2025

BY EMAIL AND BY POST

707 International Limited

5/F, AIA Financial Centre

712 Prince Edward Road East

Kowloon, Hong Kong

Strictly Private and Confidential

Dear Sirs

Re: 707 International Limited (the “Company”)

A.	INTRODUCTION

We are a firm of lawyers qualified to practise law in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”).

Please note that unless the context requires otherwise or the contrary is stated, all references to dollars in this opinion shall mean Hong Kong dollars.

B.	SCOPE OF OPINION

We have been asked to provide this legal opinion on the laws of Hong Kong to the Company, covering various aspects concerning the Company, including, among others, certain corporate matters, licence, insurance, litigation (including winding-up proceedings), employment, tax filing and compliance with Hong Kong laws of the Company from 1 October 2022 to 30 September 2024 (the “Track Record Period”).

We are qualified to advise on matters of Hong Kong law and our opinion relates solely to Hong Kong law in force as at the date hereof and as currently applied by the Hong Kong courts and relevant authorities in Hong Kong. We have made no investigation of the laws of any other jurisdiction, and we do not express or imply any opinion as to any other law. We express no opinion as to matters of fact and express no opinion with respect to the commercial terms of the arrangement and transactions being the subject of this opinion. If a question arises in relation to a cross-border transaction, it may not be the Hong Kong courts which decide that question and Hong Kong law may not be used to settle it. We express no opinion on, and have taken no account of, the laws of any jurisdiction other than Hong Kong. In particular, we express no opinion on the effect of the Documents. We express no opinion on matters of fact.

Our opinion is limited to the matters expressly stated in part E, and it is not to be extended by implication. In particular, we express no opinion on the accuracy of the assumptions contained in part D. Each statement which has the effect of limiting our opinion is independent of any other such statement and is not to be impliedly restricted by it. Paragraph headings are to be ignored when construing this opinion.

We expressly disclaim any obligations to advise you of facts, circumstances, events or developments which we are not aware of and may hereafter be brought to our attention and which would alter, affect or modify the opinion expressed herein.

This opinion is limited to the matters stated herein and does not extend to and is not to be read as extending by implication to any other matter in connection with Company or otherwise. Our opinion is given solely for the benefit of the Addressee. It may not be relied on by any other person.

C.	DOCUMENTS EXAMINED

For the purpose of preparing this opinion, we have reviewed and examined the documents set out in the Schedule hereto (the “Documents” or “HK Law Documents”). In addition to the Documents, we have reviewed and examined the following:-

(1)	results of searches carried out by us on 3 September 2024 and 20 February 2025 against the records of the Company as kept at the Company Registry in Hong Kong (“Company Searches”);

(2)	results of winding up searches carried out on 6 March 2024, 3 September 2024 and 21 January 2025 against the publicly available records at the Official Receiver’s Office in Hong Kong in respect of the Company;

(3)	business registration search carried out by us on 3 September 2024 and 21 January 2025 at the Business Registration Office of the Inland Revenue Department of Hong Kong in respect of the Company;

(4)	results of litigation searches carried out by I-OnAsia based on the Cause Book of the Registry of Hong Kong High Court and District Court (dating back to 1990), Small Claims Tribunals, Labour Tribunals and Magistrates’ Courts (dating back to 2005) against the Company and the respective directors and key personnel of the Company on 6 March 2024, and results of litigation searches carried out by Black & White Investigation based on the civil litigation and miscellaneous records in High Court, District Court, Small Claims Tribunal, Land Tribunal and Labour Tribunal since 1 January 2006 in Hong Kong and criminal litigation and miscellaneous records in Eastern Magistrates’ Court/Kowloon City Magistrates’ Court/Kwun Tong Magistrates’ Court/West Kowloon Magistrates’ Court/Sha Tin Magistrates’ Court/Fanling Magistrates’ Court/Tuen Mun Magistrates’ Court since 1 January 2006 in Hong Kong against the Company conducted on 6 December 2024, 22 January 2025 and 20 February 2025 (collectively, the “Litigation Searches”); and

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(5)	results of searches for trademarks, patents and designs carried out at the Online Search System of the Intellectual Property Department of Hong Kong against the Company as applicant / owner on 3 September 2024 and 21 January 2025 (“IP Search Results”).

(The searches above are collectively referred to herein as the “Searches”.)

D.	BASES AND ASSUMPTIONS

This opinion should not be relied upon in any other manner other than for the purpose of giving an opinion to the Company. We do not owe a duty of care (whether by contract, tort, equity or otherwise) to any other person other than the Company if any other person or entity use or rely on this opinion .

This opinion is not a thorough investigation and review of every aspect of the operations of the Company, of every term of each contract to which the Company is a party and of every matter, word or representation that is contained or may be deduced from the Documents, and, as such, should not be treated and relied on as revealing or capable of revealing all necessary information and matters, in particular all legal issues and problems to which the Company may be subject.

We endeavoured to plan our due diligence exercise so that we had a reasonable expectation of detecting any irregularities or unusual items in the Documents, if anything unusual did come to our notice or attention during the course of our review of the Documents which we think should be brought to your attention, we shall draw your attention to it in this opinion.

Our legal review has been undertaken on the following basis:-

(i)	The legal review has focused on a review of the Documents and the Searches which themselves may not contain all the information which may be relevant to the Company.

(ii)	We have assumed that the Documents comprise of all the information and materials in existence which are relevant to the Company and unless otherwise indicated we have made no enquiry to ascertain whether all relevant documents and records have been supplied to us.

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(iii)	We have relied solely on the Documents (excluding the documents mentioned therein) and the Searches, assuming that the Documents and all the information supplied by the Company which have bearing on any of the Documents were, when supplied, and continue to be true, accurate and not misleading and that the details or information revealed in the Searches are up to date at the date of this opinion and have been properly and accurately recorded in the relevant public registers from which results of such relevant searches were obtained and accordingly we have not independently verified the Documents nor any of the information supplied or revealed in the Documents and the Searches.

(iv)	We have assumed that each of the Documents is up to date, accurate, in full force and effect and has not been terminated or amended without expressly stating so therein or without our knowledge and that the information provided by the Searches is complete, accurate and up-to-date.

(v)	We have assumed that all copies of Documents reviewed by us conform to the originals and we have assumed the genuineness of all signatures and company seals and chops.

(vi)	The resolutions of the Company referred in Schedule 1 were duly passed by the directors concerned in good faith and in the interests of that company and are in full force and effect without modification.

(vii)	The Company is a commercial enterprise with commercial objectives and is not an agent or instrument or otherwise controlled by or affiliated with any state or government and is not a state or part of a state or government.

(viii)	We have assumed that each contracting party to a Document has the right, power and authority and has taken all actions necessary to execute and deliver, and to exercise its rights and perform its obligations under the relevant Document.

(ix)	Except where it has been expressly brought to our attention or is apparent from the face of the relevant Documents that a Document has been amended but copies of agreements or composites of agreements incorporating subsequent amendments have not been provided, we have assumed that such agreements are subsisting, complete and include all amendments or alterations to such agreements.

(x)	We have not reviewed any financial, taxation, accounting or technological matters.

(xi)	The entering into of the Documents (which constitute contract or agreement) by the parties named therein is in the commercial benefit of such parties.

(xii)	The Documents (where applicable) were executed on behalf of the Company by its duly authorised personnel.

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(xiii)	We have not conducted or instructed any person to conduct on our behalf any further searches since the respective dates of the Searches, and we have assumed that further searches would not reveal any circumstances or information which would require an amendment to this opinion.

Unless otherwise indicated and then only to the extent described in this opinion, we express no opinion as to the laws of any jurisdiction other than those of Hong Kong which are in effect at the date of this opinion.

E.	OPINION

1.	CORPORATE MATTERS

1.1.	Corporate Structure and Information

Subject to the assumptions and the qualifications as stated in this legal opinion, and based on the register of members of the Company, the register of directors of the Company and the Company Searches, the particulars of the Company required by you are set out hereinbelow:-

The current corporate structure of 707 International Limited is as follows:

Company Name	:	707 International Limited

Former Name	:	N/A

Place of Incorporation	:	Hong Kong

Date of Incorporation	:	4 January 2021

Company Status	:	Private company limited by shares

Business Registration Number	:	72527129

Registered Office	:	5/F, AIA Financial Centre, 712 Prince Edward Road East, Kowloon, Hong Kong

Principal Place of Business	:	5/F, AIA Financial Centre, 712 Prince Edward Road East, Kowloon, Hong Kong

Number of Issued Shares	:	10,000 ordinary shares

Issued and Paid-Up Share Capital	:	HK$10,000

Current Director (based on the Register of Directors of the Company)	:	CHEUNG Lui

Company Secretary	:	HECAN SECRETARIAL LIMITED 倚能秘書服務有限公司

Nature of Business	:	Selling quality apparel products and provide supply chain management total solutions to customers spanning from Western Europe, North America to the Middle East

Accounting Reference Date	:	31 March

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1.2.	Memorandum and articles of association

Based solely on the Documents and Company’s Confirmation, the articles of association were duly registered with the Companies Registry of Hong Kong upon incorporation. The articles of association have not been amended since the Company’ incorporation.

Subject to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (“Companies Ordinance”), the articles of association do not contain any unusual provisions that affect the voting rights of its shareholders.

Pursuant to section 11 of the Companies Ordinance, inter alia, a private company must by its articles restrict a member’s right to transfer shares. In this respect, article 2(a) of the articles of association provides that no invitation shall be issued to the public to subscribe for any shares or debentures of the Company; and article 6 provides that the directors may in their absolute discretion refuse to register the transfer of a share. Accordingly, transfer of shares in the Company by its shareholders shall be approved by its directors.

Subject to the requirements under the Companies Ordinance, the articles of association do not contain any unusual provision that affects the declaration of, or payment of dividends to, shareholders.

The Company has the corporate power to carry on its business in the manner as currently conducted by it within the scope permitted under their articles of association and business licences, if any.

1.3.	Due Incorporation

Based on solely the Searches and Company’s Confirmation, the Company is a company with limited liability duly incorporated and validly existing under the laws of Hong Kong and is in continuing registration with the Companies Registry of Hong Kong. The Company can sue and be sued in its own name in the courts of Hong Kong and under the laws of Hong Kong to the extent that the courts of Hong Kong have or assume jurisdiction and the Hong Kong courts do not exercise their discretion to stay any such proceedings.

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1.4.	Share Capital

The current issued and paid-up share capital of the Company is as follows:

Issued and paid-up share capital	:	HK$10,000.00
Number of issued / paid-up share(s)	:	10,000 ordinary shares

1.5.	Shareholder(s)

The entire issued share of the Company was held by COXALL Sean Christopher since its incorporation until 16 May 2022, when COXALL Sean Christopher transferred the 10,000 issued shares in the Company to CHEUNG Lui for a consideration of HK$10,000.00. On 26 August 2024, CHEUNG Lui transferred the 10,000 issued shares in the Company to Beta Alpha Holdings Limited.

Name and Address of current Shareholder(s)	Class of Shares (including Shareholder Rights)	Number of Shares	Share Percentage or Proportion of Voting Power (if different)
Beta Alpha Holdings Limited	Ordinary	10,000	100%

Based solely on our review of the register of member of the Company provided to us on 21 February 2025, the abovenamed shareholder is the current registered holder and the current legal owner of all the issued shares in the Company and is entitled to the equity of the Company and the rights and interests attached thereto.

Based solely on our review of the Documents and the Company’s Confirmation provided to us, the shareholder’s interest in the Company is free from any encumbrances such as mortgage, lien, pledge, charge, title retention, right to acquire, security interest, option, pre-emptive or other similar right, right of first refusal, third-party right, instruction or any other encumbrance or condition whatsoever as at the date of this opinion.

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Based solely on our review of the Documents and Company’s Confirmation, there is only one class of shares for the Company, i.e., ordinary shares with the same voting rights. There is no nominee, voting or trust arrangements in relation to the shares of the Company.

Under the Hong Kong laws, stamp duty is generally payable on the transfer of Hong Kong stocks. Both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the current ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred (The rate was reduced from 0.13% to 0.1% with effect from 17 November 2023). In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

1.6.	Dividends

Based solely on the Documents and Company’s Confirmation, save as disclosed in the prospectus to be issued by 707 Cayman Holdings Limited, the parent company of the Company, in relation to its proposed listing on the Nasdaq Stock Market, no other dividends have been declared or made by any of the Company during the Track Record Period. Based on the articles of association of the Company, none of them are currently prohibited from paying or declaring any dividends or other distribution or any withholding tax.

Under Hong Kong laws, all dividends and other distributions declared and payable on the shares of the Company in accordance with the Companies Ordinance may be paid or distributed to holders of such shares, and such dividends and other distribution made to holders of such shares are, as of the date hereof, not subject to withholding or other taxes and are otherwise free and clear of any other duty, withholding or deduction under the laws of Hong Kong, and may be paid without obtaining any approval from any governmental authority in Hong Kong. Save and except that a distribution may only be made by the Company out of profits in accordance with the Companies Ordinance and the articles of association, there is no general restriction against payment of dividends, making of distributions, repayment of loans, or transfer of property and assets to any third party by the Company under the laws of Hong Kong or the articles of association. Dividends or distributions may be paid in Hong Kong dollars and may be converted into other foreign currency and transferred out of Hong Kong. There is no exchange control legislation under Hong Kong laws.

1.7.	Profits tax and withholding tax

Under Hong Kong laws, no tax is imposed in respect of capital gains from the sale of property. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax.

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Effective from 1 April 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, under the laws of Hong Kong, there is no withholding tax imposed on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies.

1.8.	Encumbrances

Based solely on our review of the register of charges of the Company, the Searches and the Company’ Confirmation provided to us, there are no registered mortgages or charges or other kinds of security over the assets of the Company.

2.	PRINCIPAL ACTIVITY AND LICENCE AND CONSENTS

2.1.	The Company has obtained the following business registration certificates for its business carried out in Hong Kong. Details of the current business registration certificate (to be renewed annually) are as follows:

Business Name	Address	Business Registration No.	Effective Period
707 International Limited	5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, HK	72527129-000-01-25-5	4 January 2025 – 3 January 2026
707 International Limited	5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, HK	72527129-000-01-24-0	4 January 2024 – 3 January 2025
707 International Limited	5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, HK	72527129-000-01-23-6	4 January 2023 – 3 January 2024
707 International Limited	Flat A, 4/F, Chiap King Industrial Building, 114 King Fuk Street, San Po Kong, Kowloon, Hong Kong	72527129-000-01-22-9	4 January 2022 – 3 January 2023

Based solely on our review of the Documents and the Company’s Confirmation, save for the business registration in accordance with the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“Business Registration Ordinance”), with which the Company has duly complied in all material respects, the Company is not required to obtain any other material permit, licence or approval in Hong Kong in order to engage in the provision of environmental, social and governance reporting and risk advisory services.

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Based solely on our review of the Documents, the business registration certificate dated 3 January 2025 is valid and has not expired, been varied or revoked and remains in full force and effect.

3.	MATERIAL CONTRACTS

We have been provided with the following material contracts or material contract templates (collectively, the “Contracts”). Without reviewing the relevant resolutions or conducting any further investigation or search and based solely on the Company’s Confirmation, the Company entered into the Contracts as follows:

Agreement	Date	Governing Law
Purchase Contract between the Company and Bonroy (HK) International Trading Limited	5 September 2022	Hong Kong
Development and Production Confidentiality Non-Solicitation and Restrictive Covenant Agreement between the Company and Bonroy (HK) International Trading Limited	2 September 2021	Hong Kong
Purchase Contract between the Company and 佛山市南海区九江腾达皮衣有限公司	11 July 2023	Hong Kong
Sales Contract between the Company and Haremi Limited	9 November 2022	Hong Kong
Sales Contract between the Company and Kanine Pets World Limited	25 April 2023	Hong Kong
Sales Contract between the Company and Pipes & Shaw LLC DBA Veronica Beard	11 July 2023	Hong Kong
Banking Facilities with The Hongkong and Shanghai Banking Corporation Limited	3 January 2023	Hong Kong

Based solely on the Company’s Confirmation, save and except the Contracts, the Company has not entered into any sales and services contracts, franchise agreements, distributorship agreements, financing agreements, licensing arrangements, joint venture agreements, intellectual property agreements or any other material contracts during the Track Record Period.

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4.	LITIGATION AND WINDING-UP

Based solely on our review of the Documents, the Company’s Confirmation and the Searches and according to the best of our knowledge, there are:

(a)	no record of any order or resolution for the winding-up or any notice of the appointment of a receiver, administrator or liquidator in connection with the winding-up, dissolution or reorganisation of any of the Company or its assets in Hong Kong, and no record of any petition for the winding-up against the Company in Hong Kong;

(b)	no steps having been taken or being taken to wind up or dissolve of the Company, appoint a receiver, administrator or liquidator in respect of the Company or of its assets; and

(c)	no actions, suits, investigations, litigation or proceedings current, pending or threatened against or affecting the Company or of its assets in which the Company is a defendant or respondent before the courts of Hong Kong during the Track Record Period and up to the date hereof.

5.	INTELLECTUAL PROPERTY

According to the IP Search Results on trademarks, patents and designs, the application of registration of following trademark has been withdrawn:

Trademark	Place of registration	Trademark number	Class	Registered owner	Status
	Hong Kong	306413085	25	707 International Limited	Application Withdrawn

6.	EMPLOYMENT

6.1	707 International Limited

6.1.1	Employment contracts

The sample employment contract of the Company that is reviewed by us conforms with the requirements under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“Employment Ordinance”).

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6.1.2	Employee benefit

Retirement Pension Scheme

Based solely on the Mandatory Provident Fund notice of participation issued Manulife (International) Limited dated 24 June 2021, the Company has enrolled its Hong Kong employees with the Manulife Global Select (MPF) Scheme in compliance with the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“Mandatory Provident Fund Schemes Ordinance”).

Based solely on the Documents and the Company’s Confirmation, the Company has maintained a Mandatory Provident Scheme for its employees during the Track Record Period.

Based solely on search conducted on the website of the Mandatory Provident Fund Schemes Authority, there was no criminal conviction and civil award/judgement records against the Company as of 21 January 2025.

Compulsory Employees’ Compensation Insurance

According to section 40 of the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“Employees’ Compensation Ordinance”), no employer shall employ any employee in any employment unless there is in force a policy of insurance to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees, irrespective of the length of employment contract or working hours, full-time or part-time employment. If an employer fails to comply with the Employee’s Compensation Ordinance to secure an insurance cover, the employer commits an offence and is liable on conviction upon indictment to a maximum fine of HK$100,000 and imprisonment for two years; or on summary conviction to a maximum fine of HK$100,000 and imprisonment for 1 year.

Based solely on our review of the Documents and the Company’s Confirmation, the Company has taken out and maintained a valid employees’ compensation insurance for its employees during the Track Record Period and up to the date of this Opinion.

7.	TAX FILING

7.1	The Company is subject to profits tax under Hong Kong laws in respect of its assessable profits arising in or derived from Hong Kong under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong).

7.2	Based solely on the Company’s Confirmation, the Company has obtained exemption for filing profits tax returns dated 26 January 2023 as it recorded a loss for profits tax computation purpose. The Company recorded net profits for the year ended 31 March 2023 and filed the profits tax notice to the Inland Revenue Department on 28 May 2024 and filed the profits tax return on 28 August 2024. Based solely on the Company’s Confirmation, the Company received profits tax demand dated 17 September 2024 for the year ended 31 March 2023 and paid on 14 October 2024. The Company recorded profits for the year ended 31 March 2024 and filed profits tax return to the Inland Revenue Department on 11 November 2024. Based on the Company’s Confirmation and the Searches, we are not aware of any complaints, investigation of, any disputes with, or any fines, penalties or other administrative sanctions imposed by the Inland Revenue Department against the Company during the Track Record Period.

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7.3	There is no capital gains tax under the laws of Hong Kong. No taxes, fees or charges are payable (either by direct assessment or withholding) to the government or other taxing authority in Hong Kong under the laws of Hong Kong in respect of the payment of dividends and other distributions declared and payable to the shareholders of the Company.

8.	PROPERTIES

Without reviewing the relevant resolutions or conducting any further investigation or search and based solely on our review of the Documents and the Company’s Confirmation, the Company has entered into following tenancy agreements which are governed under the laws of Hong Kong for its premises in Hong Kong (the “Properties”):

No.	Location	Usage	Term	Landlord
1.	5/F, AIA Financial Centre, 712 Prince Edward Road East, Kowloon, Hong Kong	Office - Head office, showrooms and warehouse	From 1 September 2023 to 31 August 2026	Gain Global Development Limited

2.	Room 4A, 4/F, Chiap King Industrial Building, 114 King Fuk Street, San Po Kong, Kowloon, Hong Kong	Industrial - Warehouse and logistics centre	From 1 August 2023 to 31 July 2026	Mega Link Capital Limited

9.	OFFERING DOCUMENTS

The statements in the Prospectus under the captions “Regulatory Environment” in so far as they purport to summarise the provisions of the laws of Hong Kong (save for those in relation to the provisions of the laws of the People’s Republic of China), are accurate in all material respects as at the date of this legal opinion and nothing material has been omitted from such statements which would make the same misleading in any material respect.

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The Company is an indirect wholly-owned subsidiary of 707 Cayman Holdings Limited (the “Listco”). As the public offering of the shares in the Listco is not in Hong Kong, and the Listco is not a company incorporated in Hong Kong, no permission or approval in Hong Kong is required for the share offering as at the date of this opinion.

10.	QUALIFICATIONS

10.1.	The opinions set out above are subject to the following qualifications, limitations and exceptions:

10.1.1.	the effect of any future amendment, alteration or adoption of any law, statute, rule, regulation or ordinance or of any future judicial interpretation thereof;

10.1.2.	under Hong Kong law, the availability of certain equitable remedies, such as injunction and specific performance, will be at the discretion of the court and a court might make an award of damages where specific performance of an obligation or some other equitable remedy is sought;

10.1.3.	the courts of Hong Kong will not enforce a judgment to an extent that the same may be contrary to public policy in Hong Kong;

10.1.4.	where obligations are to be performed in a jurisdiction outside Hong Kong, they may not be enforceable under Hong Kong law to the extent that such performance would be illegal or contrary to public policy or exchange control regulations in that other jurisdiction;

10.1.5.	a certificate, determination, notification or opinion of or the exercise of any discretion by any person as to any matter provided for in any of the HK Law Documents might not be upheld by the courts of Hong Kong if it could be shown to have an unreasonable or arbitrary basis or to be manifestly inaccurate or fraudulent;

10.1.6.	a court in Hong Kong may refuse to give effect to a judgment in respect of costs of unsuccessful litigation brought before a court in Hong Kong or where the court has itself made an order for costs;

10.1.7.	enforcement of the obligations of the parties to the HK Law Documents in a Hong Kong court may be limited by prescription or lapse of time or by bankruptcy, insolvency, liquidation, winding-up, reorganisation, moratorium, reconstruction or similar law affecting creditor’s right generally;

10.1.8.	we express no opinion as to whether any provision in any of the HK Law Documents purporting to waive or confer a right of set-off or similar right would be effective against a liquidator or creditor. In particular any rights of set-off contained in the HK Law Documents may be limited by the laws of the jurisdiction where the relevant credit balances are held;

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10.1.9.	any provision of any of the HK Law Documents providing that certain calculation and/or certificates will be prima facie or conclusive and binding will not be effective if such calculation or certificates are erroneous on their face or fraudulent and will not necessarily prevent judicial enquiry into the merits of any claim by an aggrieved party;

10.1.10.	where any party is vested with a discretion or may determine a matter in its opinion, Hong Kong law may require that the discretion be exercised reasonably or that the opinion be based on reasonable grounds;

10.1.11.	any currency indemnity provision of any of the HK Law Documents may not be enforceable in the Hong Kong courts in relation to any judgment delivered by any court and expressed in a currency other than that in which the relevant sum is payable;

10.1.12.	the severability of provisions of any of the HK Law Documents which are illegal, invalid or unenforceable is, as a matter of Hong Kong law, at the discretion of the court, accordingly, we express no opinion as to the enforceability or validity of any such clause of the HK Law Documents;

10.1.13.	proceedings in a Hong Kong court may be stayed if concurrent proceedings are being brought elsewhere;

10.1.14.	a Hong Kong court may refuse to give effect to any undertaking for reimbursement or indemnity against expenses in respect of the costs of enforcement or of unsuccessful litigation brought before such a court;

10.1.15.	failure to exercise a right of action within the relevant limitation period prescribed by the Limitation Ordinance (Chapter 347 of the Laws of Hong Kong), will operate as a bar to the exercise of such right;

10.1.16.	failure to exercise a right promptly may operate as a waiver of that right notwithstanding a “no waiver” provision contained in the relevant clauses of any of the HK Law Documents;

10.1.17.	the exercise of remedies conferred by the HK Law Documents will be subject to general legal and equitable principles regarding the enforcement of security and general supervisory power and discretion of the courts of Hong Kong in the context thereof;

10.1.18.	any provision contained in any of the HK Law Documents which constitutes, or purports to constitute, a restriction on the exercise of any statutory power by any party to the HK Law Documents or any other person may be ineffective;

10.1.19.	the effectiveness of provisions excusing a party from a liability or duty otherwise owed may be limited by law;

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10.1.20.	we express no opinion as to the priority of the security (if any) created by any of the HK Law Documents and whether such security constitutes a legal or equitable security interest;

10.1.21.	to be valid and effective, each choice of law in each HK Law Documents must be bona fide and the express choice of law will be disregarded if a Hong Kong court considers that the system of law has been chosen to evade the provisions of the legal system with which the HK Law Documents, determined objectively, are most closely connected;

10.1.22.	The law which governs a HK Law Document is not determinative of all issues which arise in connection with that HK Law Document. For instance:

a.	it may not be relevant to the determination of proprietary issues (such as those relating to security);

b.	rules which are mandatory (which includes public policy rules) in a jurisdiction which is connected with the contract or in the jurisdiction where the issue is decided may be applied regardless of the provisions of the HK Law Document; and

c.	in insolvency proceedings, the law governing those proceedings may override the law governing the contract;

10.1.23.	The Hong Kong courts have a discretion to accept jurisdiction in an appropriate case even though there are the HK Law Documents that other courts have (exclusive or non-exclusive) jurisdiction;

10.1.24.	The jurisdiction of the Hong Kong courts in relation to insolvency matters is not dependent on the submission of the parties to the jurisdiction. The precise scope of that jurisdiction depends on the nature of the insolvency procedure in question;

10.1.25.	we express no view as to the commercial suitability of the HK Law Documents or of the provisions therein or the general compliance with market practice or any commercial aspects of such HK Law Documents;

10.1.26.	other than a charging order or lis pendens which shall have priority from the commencement of the day following the date of its registration with the Land Registry, the Land Registration Ordinance (Chapter 128, Laws of Hong Kong) (“LRO”) grants priority to document registered within one month after the time of its execution. The Properties may therefore be subject to any document executed within one month on or before the date of the Land Search provided that such document is registered within the one month’s period mentioned in the LRO;

10.1.27.	we have not carried out any site inspection of the Properties for the purpose of verifying the actual user of the Properties. The actual user of the Properties as stated is based upon the information as supplied by the Company;

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10.1.28.	we have not inspected the Properties, neither have we made any enquiries with respect to physical state and condition of the Properties. We are not in a position to check if there is any illegal or unauthorized partitioning or division of the Properties, or any illegal or unauthorized structure, addition or alteration in or at or to the Properties. We are not in a position to check or verify the area and/or boundary of the Properties;

10.1.29.	to the extent that this opinion contains or refers to reports, opinions or memoranda from any other person, that person remains wholly and exclusively responsible for their contents and we have not carried out any independent verifications of their contents;

10.1.30.	this opinion is limited to Hong Kong law as in force and applied by the Hong Kong court as at the date of this opinion;

10.1.31.	the payment by the Company of any dividends that it has declared may be prevented, and the priority of such payment may be limited, by bankruptcy, insolvency, liquidation, reorganisation, moratorium, reconstruction or similar laws, rules or regulations affecting creditors’ rights generally or by prescription or lapse of time;

10.1.32.	the Searches are not capable of revealing whether or not a petition has been presented for the winding up of the Company. The Searches are not conclusive about the status of the Company. Moreover, notice of a winding up order made or a winding up resolution passed or a receiver appointed may not be filed at the Hong Kong Companies Registry or the Official Receiver’s Office of Hong Kong, immediately and, generally, the records of the Hong Kong Companies Registry and the Official Receiver’s Office of Hong Kong, which are available for searching may not be complete or up-to-date. In addition, certain types of proceedings such as (but without limitation) applications for injunctive relief may be commenced without filings being recorded and any action commenced in the District Court of Hong Kong or before any tribunal in Hong Kong is not recorded in the records of the High Court of Hong Kong; and

10.1.33.	the Litigation Searches are not capable of covering definitively all the civil and criminal records.

11.	GOVERNING LAW

This opinion shall be governed by and construed in accordance with the laws of Hong Kong.

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12.	DISCLOSURE

This opinion is addressed to you for your own use solely for the purpose stated at the beginning of this opinion. Without our prior written consent, this opinion may not be:

(i)	relied upon by you for any other purposes;
(ii)	relied upon by any other person or entity for any purpose; or
(iii)	copied, reproduced, quoted, referred to, disseminated or made available to any other person or entity, other than to any governmental authority having regulatory jurisdiction over you or the legal adviser to the addressee above or pursuant to an order or legal process of any court or governmental authority of competent jurisdiction.

In connection with the above opinion, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference made to this firm in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the Rules and Regulations of the Commission thereunder.

NEO SOLICITORS LLP

Encl.

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SCHEDULE I – LIST OF DOCUMENTS REVIEWED

A.	707 International Limited

No.	Document	Date of Document
1.	Certificate of Incorporation	4 January 2021

2.	Articles of Association	4 January 2021

3.	Annual Return (NAR1) for 2022	9 February 2022

4.	Notice of Resignation of Company Secretary and Director (ND4)	17 May 2022

5.	Notice of Change of Company Secretary and Director (Appointment/ Cessation) (ND2A)	17 May 2022

6.	Annual Return (NAR1) for 2023	6 February 2023

7.	Notice of Change of Address of Registered Office (NR1)	12 September 2023

8.	Notice of Change in Particulars of Company Secretary and Director (ND2B)	12 September 2023

9.	Annual Return (NAR1) for 2024	31 January 2024

10.	Annual Return (NAR1) for 2025	9 January 2025

11.	Rectification of Typographical or Clerical Error in Registered Document (AD)	10 January 2025

12.	Document index (downloaded from the Cyber Search Centre of the Integrated Companies Registry Information System)	20 February 2025

13.	Business Registration Certificates	4 January 2022 to 3 January 2026 (period covered)

14.	Written resolutions of the sole director resolving that Mr. CHEUNG Lui is appointed as the authorised representative of the company and has the capacity to execute the Guarantee and Indemnity of the office lease on behalf of the Company	12 September 2023

15.	Guarantee and Indemnity between the Company, Kanine International Limited and Gain Global Development Limited	(undated)

16.	Written resolutions of the sole director resolving that Mr. CHEUNG Lui is appointed as the authorised representative of the company and has the capacity to execute the tenancy agreement on behalf of the Company	12 September 2023

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17.	Tenancy Agreement of 5/F, AIA Financial Centre, No. 712 Prince Edward Road East, Kowloon between the Company and Gain Global Development Limited	23 September 2023

18.	Duly stamped offer to lease of 5/F, AIA Financial Centre, No. 712 Prince Edward Road East, Kowloon from the Company to Henderson Leasing Agency Limited	31 July 2023

19.	Tenancy Agreement of Room 4A, 4/F, Chiap King Industrial Building, 114 King Fuk Street, San Po Kong, Kowloon between the Company and Mega Link Capital Limited	7 September 2023

20.	Mandatory Provident Fund notice of participation notice from Manulife (International) Limited effective from 1 June 2021	24 June 2021

21.	Monthly MPF payment records of the Company from 1 October 2022 to 30 September 2024	Various

22.	Search record on the website of the Mandatory Provident Fund Schemes Authority	21 January 2025 (date of search)

23.	Employment Contract Template	-

24.	Duly stamped instrument of transfer and bought and sold notes in relation to the transfer of 10,000 ordinary shares of the Company from COXALL Sean Christopher to CHEUNG Lui	16 May 2022

25.	Duly stamped instrument of transfer and bought and sold notes in relation to the transfer of 10,000 ordinary shares of the Company from CHEUNG Lui to Beta Alpha Holdings Limited	26 August 2024

26.	AXA Employees’ Compensation Insurance for the period 22 February 2022 to 21 February 2023 (Policy No.: LWE/27948630/20/CMBA)	6 March 2023

27.	AXA Employees’ Compensation Insurance for the period 22 February 2023 to 21 February 2024 (Policy No.: LWE/27948630/20/CMBA)	2 March 2023

28.	AXA Office Insurance for the period for the period 11 October 2023 to 10 October 2024 (Policy No.: SOE/28856603/20/CMBA)	31 October 2023

29.	AXA Office Insurance for the period for the period 11 October 2024 to 10 October 2025 (Policy No.: SOE/28856603/20/CMBA)	9 October 2024

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30.	Dah Sing Insurance Property All Risks Insurance for the period 7 August 2023 to 6 August 2024 (Policy No.:101883PAR)	4 September 2023

31.	Dah Sing Insurance Property All Risks Insurance for the period 7 August 2024 to 6 August 2025	5 July 2024

32.	Purchase Contract between the Company and Bonroy (HK) International Trading Limited	5 September 2022

33.	Development and Production Confidentiality Non-Solicitation and Restrictive Covenant Agreement between the Company and Bonroy (HK) International Trading Limited	2 September 2021

34.	Purchase Contract between the Company and 佛山市南海区九江腾达皮衣有限公司	11 July 2023

35.	Sales Contract between the Company and Haremi Limited	9 November 2022

36.	Sales Contract between the Company and Kanine Pets World Limited	25 April 2023

37.	Sales Contract between the Company and Pipes & Shaw LLC DBA Veronica Beard	11 July 2023

38.	Banking Facilities Letter between the Company and The Hongkong and Shanghai Banking Corporation Limited	3 January 2023

39.	Letter from the Inland Revenue Department on the exemption for filing profits tax returns	26 January 2023

40.	Letter from Pasico Consultants Limited to the Inland Revenue Department in relation to profits tax assessment for the year 2022/2023 of the Company	27 May 2024

41.	Letter from Pasico Consultants Limited to the Inland Revenue Department in relation to the submission of profits tax return for the year 2022/2023 of the Company	28 August 2024

42.	Profits Tax Demand Note for 2022/2023 and Payment Voucher	17 September 2024

43.	Letter from Pasico Consultants Limited to the Inland Revenue Department in relation to the submission of profits tax return for the year 2023/2024 of the Company	7 November 2024

44.	Trademark withdrawal notice from the Intellectual Property Department	20 August 2024

45.	Register of Members of the Company provided to us on 21 February 2025	29 August 2024

46.	Register of Directors of the Company provided to us on 21 February 2025	21 February 2025

47.	Register of Charges of the Company provided to us on 21 February 2025	21 February 2025

48.	Director’s Confirmation by CHEUNG Lui, a director of the Company	3 September 2024

49.	Director’s Confirmation by CHEUNG Lui, a director of the Company	4 September 2024

50.	Director’s Confirmation by [CHEUNG Lui], a director of the Company (together with item 50 and 51, the “Company’s Confirmation”)	[*] March 2025

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